

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 21, 2026

Kelly W. Loyd
President and Chief Executive Officer
Evolution Petroleum Corporation
1155 Dairy Ashford Road, Suite 425
Houston, TX 77079

> **Re: Evolution Petroleum Corporation
> Registration Statement on Form S-3
> Filed January 16, 2026
> File No. 333-292785**

Dear Kelly W. Loyd:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja Majmudar at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David S. Bakst